EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Organization	Percentage Ownership
Don’s Automotive Mall, Inc.	New York	100%
Eiss Brothers, Inc.	New York	100%
Gary’s U‑Pull It, Inc.	New York	100%
Green Oak Investments LLC	Delaware	100%
Horseheads Automotive Recycling, Inc.	New York	100%
Leesville Auto Wreckers, Inc.	New Jersey	100%
Standard Auto Wreckers Inc.	New York	100%
Jerry Brown, Ltd.	New York	100%
Ocean County Auto Wreckers, Inc.	New Jersey	100%
Butler Auto Sales and Parts, Inc.	North Carolina	100%
Tri-City Auto Salvage, Inc.	North Carolina	100%
Fenix Parts Canada, Inc.	Canada	66%, but 100% voting control*
2434861 Ontario Inc.	Ontario	100%

*Fenix owns 100% of the common stock of Fenix Parts Canada, Inc. End of Life Vehicles Inc., Goldy Metals Incorporated and Goldy Metals (Ottawa) Incorporated, our Canadian Founding Companies, hold 1,197,000 exchangeable preferred shares of Fenix Parts Canada, Inc. representing approx. 34% of its total equity.